SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)

                         FIRSTCITY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    33761X107
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JAMES T. SARTAIN
                         FIRSTCITY FINANCIAL CORPORATION
                               6400 IMPERIAL DRIVE
                                WACO, TEXAS 76712
                                  (254)751-1750
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JULY 1, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

-------------------------------------------------------------------------------
CUSIP NO.    33761X107               13D                 Page 2 of 9 Pages
--------------------------------------------------------------------------------

================================================================================
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ED A. SMITH      (SS####-##-####)
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]


                                                                         (b)[ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF              7       SOLE VOTING POWER
    SHARES
 BENEFICIALLY                        634,931 SHARES OF COMMON STOCK(1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                         8       SHARED VOTING POWER


                   -------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                      634,931 SHARES OF COMMON STOCK(1)
                   -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               634,931 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               IN

================================================================================

--------------------------------------------------------------------------------
CUSIP NO.    33761X107             13D                 Page 3 of 9 Pages
--------------------------------------------------------------------------------

================================================================================
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Lindsey Capital Corporation (EIN#76-031267)
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[X]


                                                                       (b)[ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
  NUMBER OF              7       SOLE VOTING POWER
    SHARES
 BENEFICIALLY                        419,969 SHARES OF COMMON STOCK1
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                         8       SHARED VOTING POWER


                   -------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                      419,969 SHARES OF COMMON STOCK(1)
                   -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          419,969 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               CO

================================================================================

------------------

1. 214,962 of the shares of Common Stock beneficially owned by Ed Smith are owned by him directly. 419,969 of the shares of Common Stock beneficially owned by Ed Smith are owned directly by Lindsey Capital Corporation, all of the capital stock of which is owned by Ed Smith.

                                                             (PAGE 4 OF 9 PAGES)


                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Item 1.  Security and Issuer.
------   -------------------

                  This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of FirstCity Financial Corporation, a Delaware corporation ("FirstCity" or the "Issuer"), issued pursuant to the Agreement and Plan of Merger described in Item 3 below. The principal executive offices of FirstCity are located at 6400 Imperial Drive, Waco, Texas 76712.

Item 2.  Identity and Background.
------   -----------------------

                  (a)-(c) This Statement is filed by Ed A. Smith and Lindsey Capital Corporation. Ed A. Smith and Lindsey Capital Corporation are referred to collectively herein as the "Reporting Persons."

                  Smith's business address is 1021 Main Street, Suite 1000, Houston, Texas 77002. Smith is a sole proprietor principally engaged in making and managing investments.

                  Lindsey Capital Corporation is a holding company of FirstCity Common Stock located at 1021 Main Street, Suite 1000, Houston, Texas 77002.

                  Ed A. Smith owns all of the outstanding capital stock of Lindsey Capital Corporation. Smith is the Chairman and President of Lindsey Capital Corporation and its sole officer and director.

                  (d)-(e) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

                  Pursuant to the Agreement and Plan of Merger dated as of March 26, 1997, as amended (as so amended, the "Merger Agreement"), among FirstCity, HFGI Corporation

                                                             (PAGE 5 OF 9 PAGES)


("Acquisition Corp.) and Harbor Financial Group, Inc. ("Harbor"), Acquisition Corp. merged with and into Harbor and Harbor became a direct, wholly-owned subsidiary of FirstCity (the "Harbor Merger"). Upon consummation of the Harbor Merger on July 1, 1997, former holders of common stock of Harbor, including Ed
A. Smith and Lindsey Capital Corporation (a Texas corporation, all of the capital stock of which is owned by Ed A. Smith), received, in the aggregate, 1,580,389 shares of FirstCity Common Stock representing approximately 24.3% of the total Common Stock then outstanding. The shares of Harbor common stock owned by Ed A. Smith and Lindsey Capital Corporation were converted into 248,162 and 419,969 shares of FirstCity Common Stock, respectively, in the Harbor Merger.

Item 4.  Purpose of Transaction.
------   ----------------------

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Harbor Merger. The Reporting Persons may acquire additional shares of Common Stock (subject to availability of shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. On November 21, 1997, Mr. Smith made a gift to St. John's School of 33,200 shares of Common Stock with a value of $30 1/8 per share. While it is not their present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their remaining shares of Common Stock in the open market or in privately negotiated transactions to their parties, or otherwise depending upon market conditions and other factors. Except as disclosed in this Item 4, neither of the Reporting Persons has current plans that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Harbor Merger.

                  (a) The Reporting Persons beneficially own a combined aggregate of 634,931 shares of Common Stock or approximately 9.7% of the Common Stock outstanding as of March 1, 1998. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

                  Ed A. Smith directly owns an aggregate of 214,962 shares of Common Stock or 3.3% of the Common Stock outstanding as of March 1, 1998. Beneficial ownership was acquired as described in Item 3 and Item 4. Ed Smith may be deemed to be the beneficial owner of the FirstCity Common Stock held by Lindsey Capital Corporation by virtue of his ownership of all the outstanding capital stock of Lindsey Capital Corporation.

                                                             (PAGE 6 OF 9 PAGES)


                  Lindsey Capital Corporation, all of the Capital Stock of which is owned by its President, Ed A. Smith, beneficially owns an aggregate of 419,969 shares of Common Stock or 6.4% of the Common Stock outstanding as of March 1, 1998. Beneficial ownership was acquired as described in Item 3 and Item 4.

                  (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages and such information is incorporated herein by reference. 214,962 of the shares of Common Stock beneficially owned by Ed A. Smith are owned by him directly. 419,969 of the shares of Common Stock beneficially owned by Ed A. Smith are owned directly by Lindsey Capital Corporation, all of the capital stock of which is owned by Ed A. Smith.

                  (c) Mr. Smith made a gift of 33,200 shares of common stock to St. John's School on November 21, 1997. Lindsey Capital Corporation has not effected any transactions in common stock in the last 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

                  None.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

                  (1) Joint Filing Agreement

                                                             (PAGE 7 OF 9 PAGES)

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 1998


                                                     /s/ Ed A. Smith
                                                     ---------------------------
                                                     Ed A. Smith



                                                     LINDSEY CAPITAL CORPORATION



                                                     /s/ Ed A. Smith
                                                     ---------------------------
                                                     Ed A. Smith
                                                     President and Chairman

HOFS02...:\92\54892\0004\1848\SCHD087G.22D

                                                             (PAGE 8 OF 9 PAGES)




                                  EXHIBIT INDEX
                                  -------------


   Exhibit No.                         Exhibit                   Page No.
   ----------                          -------                   -------

         1           Joint Filing Agreement